ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated October 5, 2012

UBS AG $• Gold Participation Notes

Linked to Gold due on or about October 18, 2013

Investment Description

UBS AG Gold Participation Notes (the “Notes) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”) linked to the spot price of gold. The Notes provide exposure to the price of gold as measured in U.S. dollars. If the asset return is positive, UBS will repay your principal amount at maturity plus pay a return equal to the asset return, up to the maximum gain of 20.50%. If the asset return is zero or negative and the final spot price is equal to or greater than the 85.00% trigger spot price, UBS will repay the full principal amount at maturity. However, if the asset return is negative and the final spot price is less than the 85.00% trigger spot price, UBS will repay less than the full principal amount at maturity resulting in a loss on your investment that is proportionate to the negative asset return. Investing in the Notes involves significant risks. The Notes do not pay interest. You may lose some or all of your principal amount. The contingent repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑

Contingent Repayment of Principal at Maturity: If you hold the Notes to maturity and the asset return is zero or negative and the final spot price is not below the trigger spot price, UBS will repay your initial investment in the Notes. However, if the final spot price is less than the trigger spot price, UBS will pay you less than your initial investment, if anything, resulting in a loss that is proportionate to the negative asset return. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of your initial investment, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date	October 5, 2012
Settlement Date	October 11, 2012
Final Valuation Date**	October 15, 2013
Maturity Date**	October 18, 2013

*	Expected. See page 4 for additional details.
**	Subject to postponement in the event of a market disruption event. See “Maturity Date” and “Final Valuation Date” under “General Terms of the Notes” in the product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. UBS IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING ASSET. THE MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-8 OF THE PRODUCT SUPPLEMENT BEFORE PURCHASING THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

These preliminary terms relate to Gold Participation Notes linked to the spot price of gold. The return on the Notes is subject to, and will not exceed, the “maximum gain” or the corresponding “maximum payment at maturity per Note”. The maximum gain, the maximum payment at maturity per Note and the initial spot price will each be determined on the trade date.

Underlying Asset	Maximum Gain*	Maximum Payment at Maturity per Note*	Initial Spot Price	Trigger Spot Price	CUSIP	ISIN
Gold Spot Price	20.50%	$1,205.00	$[•]	85.00% of the initial spot price	90261JKZ5	US90261JKZ56

*	The actual maximum gain and maximum payment at maturity will be determined on the trade date and will not be less than the expected maximum gain or maximum payment at maturity set forth herein for this offering of the Notes.

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the accompanying product supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying product supplement, the accompanying currency and commodity supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000.00	$0.00	$1,000.00
Total	$[•]		$[•]

(1)	Certain fiduciary accounts will pay a purchase price of $1,000.00 per $1,000.00 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, and their affiliates, acting as placement agents for the Notes, will receive a fee from the Issuer of $0.00 per $1,000.00 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and a currency and commodity supplement for the various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement dated January 13, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512011545/d282615d424b2.htm

♦	Currency and commodity supplement dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512009002/d279580d424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refer to the Gold Participation Notes that are offered hereby. Also, references to the “product supplement” mean the UBS product supplement titled “Medium Term Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities,” dated January 13, 2012, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement Debt Securities and Warrants, dated January 11, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 5 and in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦

You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that may have the same downside market risk as an investment in the underlying asset.

♦	You believe the underlying asset will appreciate over the term of the Notes and that the appreciation is unlikely to equal or exceed an amount equal to the maximum gain of 20.50%.

♦

You understand and accept that your participation in any appreciation in the spot price of the underlying asset is limited to the maximum gain and you would be willing to invest in the Notes based on the maximum gain of 20.50%.

♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the spot price of the underlying asset.

♦	You do not seek current income from your investment.

♦	You are willing to hold the Notes to maturity, a term of approximately 53 weeks, and accept that there may be little or no secondary market for the Notes.

♦	You understand the increased volatility and other risks associated with investments in commodities generally and with gold specifically.

♦

You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire investment.

♦	You require an investment designed to guarantee a full return of principal at maturity.

♦

You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as an investment in the underlying asset.

♦

You believe that the spot price of the underlying asset will decline during the term of the Notes and the final spot price will likely decline below the initial spot price by a percentage that is greater than the trigger spot price, or you believe the spot price of the underlying asset will appreciate over the term of the Notes and that the appreciation is likely to equal or exceed an amount equal to the maximum gain of 20.50%.

♦	You seek an investment that has unlimited return potential without a cap on appreciation of the underlying asset and you would be unwilling to invest in the Notes based on the maximum gain of 20.50%.

♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the spot price of the underlying asset.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 53 weeks, or you seek an investment for which there will be an active secondary market.

♦	You do not understand the increased volatility and other risks associated with investments in commodities generally and with gold specifically.

♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on PS-8 of the product supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount	$1,000 per Note
Term	Approximately 53 weeks. In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Underlying Asset	Gold spot price, as described under “Initial Spot Price” and “Final Spot Price” below.
Maximum Gain	20.50%
Trigger Spot Price	85.00% of the initial spot price.
Payment at Maturity (per Note)

If the asset return is positive, UBS will pay you an amount in cash per Note equal to:

$1,000 + ($1,000 × the lesser of:

asset return and maximum gain)

If the asset return is zero or negative and the final spot price is equal to or greater than the trigger spot price, UBS will pay you an amount in cash per Note equal to your principal amount:

$1,000

If the final spot price is less than the trigger spot price, UBS will pay you an amount per Note that is less than your principal amount, if anything, resulting in a loss on your initial investment that is proportionate to the negative asset return:

$1,000 + ($1,000 x asset return)

In this case you could lose all of your

principal amount.

Asset Return	With respect to the underlying asset, the percentage change from the initial spot price to the final spot price, calculated as follows: Final Spot Price – Initial Spot Price Initial Spot Price
Initial Spot Price	The initial spot price for gold will be its price at the regular close of the principal trading session on the trade date on the Commodity Exchange Inc., New York or its successor (“COMEX”), expressed in U.S. dollars per troy ounce of Gold, as published by COMEX or, if in the determination of the Calculation Agent, a price is not available on the trade date, the price as published by COMEX for the immediately preceding day for which a price is available.
Initial Spot Price	$[•]
Final Spot Price	The final spot price for gold will be determined by the official afternoon Gold fixing per troy ounce of Gold (the Gold P.M. Fix) for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “GOLDLNPM” or by reference to the London P.M. Fixing Price as can be found on Reuter’s page “GOFO” at approximately 3:00 pm London time on the final valuation date.
Final Valuation Date	October 15, 2013, unless the calculation agent determines that a market disruption event (as set forth in the product supplement and the currency and commodity supplement) has occurred or is continuing with respect to the underlying asset on any such day. In the case of a market disruption event, or if the final valuation date is not a business day for the underlying asset, the final valuation date for the underlying asset will be the first following business day on which the calculation agent determines that a market disruption event does not occur and/or is not continuing with respect to the underlying asset. In no event however, will the final valuation date for the underlying asset be postponed by more than 7 business days. See “General Terms of the Notes—Market Disruption Event” on page PS-22 of the product supplement.

Investment Timeline

Trade date	The initial spot price is determined. The maximum gain is set.

Maturity Date

The final spot price is observed on the final valuation date and the asset return is calculated.

If the asset return is positive, UBS will pay you an amount in cash per Note equal to:

$1,000 + ($1,000 × the lesser of:

asset return and maximum gain)

If the asset return is zero or negative and the final spot price is equal to or greater than the trigger spot price, UBS will pay you an amount in cash per Note equal to your principal amount:

$1,000

If the final spot price is less than the trigger spot price, UBS will pay you an amount per Note that is less than your principal amount, if anything, resulting in a loss on your initial investment that is proportionate to the negative asset return:

$1,000 + ($1,000 x asset return)

In this case, you will suffer a loss on your initial investment in an amount equal to the negative asset return. Accordingly, you could lose some or all of your principal amount.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES DO NOT PAY INTEREST. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF THE ISSUER WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement and the currency and commodity supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦

Risk of loss at maturity — The Notes differ from ordinary debt securities in that the issuer will not make periodic interest payments or necessarily pay the full principal amount of the Notes at maturity. UBS will only repay you the full principal amount of your Notes if the final spot price is great than or equal to the trigger spot price and will only make such payment at maturity. If the final spot price is below the trigger spot price, you will lose some or all of your initial investment in an amount proportionate to the negative asset return.

♦

The contingent repayment of principal applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the spot price of the underlying asset is above the trigger spot price.

♦

Your potential return on the Notes is limited to the maximum gain — The return potential of the Notes is limited to the maximum gain of 20.50%. Therefore, you will not benefit from any positive return in excess of an amount that exceeds the maximum gain and your return on the Notes may be less than it would be in a hypothetical direct investment in the underlying asset.

♦	No interest — You will not receive interest payments on the Notes over the term of the Notes.

♦

Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment. The Notes are not deposit liabilities or other obligations of UBS and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.

♦

The payment formula for the Notes will not take into account all developments in the underlying asset — Changes in the underlying asset spot price during the term of the Notes before the final valuation date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the initial spot price on the trade date and the final spot price on the final valuation date. No other spot prices will be taken into account. As a result, the asset return may be less than zero even if the spot price of the underlying asset has moved favorably at certain times during the term of the Notes before moving to an unfavorable spot price on the final valuation date.

♦

Market risk — The spot price for the underlying asset is the result of the supply of, and the demand for, such underlying asset. Changes in the spot price result over time from the interaction of many factors directly or indirectly affecting economic and political conditions. You, as an investor in the Notes, should make your own investigation into the respective underlying asset and the merits of an investment linked to it.

♦

The Notes are not regulated by the Commodity Futures Trading Commission — An investment in the Notes does not constitute either an investment in futures contracts, options on futures contracts, or commodity options and therefore you will not benefit from the regulatory protections attendant to CFTC regulated products. This means that the Notes are not traded on a regulated exchange and issued by a clearinghouse. See “There may be little or no secondary market for the Notes” below. In addition, the proceeds to be received by UBS from the sale of the Notes will not be used to purchase or sell any commodity futures contracts, options on futures contracts or options on commodities for your benefit. Therefore an investment in the Notes thus does not constitute a collective investment vehicle that trades in these instruments. An investment in a collective investment vehicle that invests in these instruments often is subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator.

♦

The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a return that is less than the return you could earn on other investments. For example, your return on the Notes may be lower than the yield you would earn if you bought a standard U.S. dollar-denominated unsubordinated non-callable debt security of UBS with the same stated maturity date.

♦

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the issue price to public, since the issue price to public included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

♦

The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the underlying asset spot price on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;

♦	interest rates in the market;

♦	the time remaining to the final valuation date;

♦	the creditworthiness of UBS; and

♦	volatility of the underlying asset spot price.

♦	industrial and jewelry demand;

♦	lending, sales and purchases by the official sector of precious metals, including central banks and other governmental agencies and multilateral institutions which hold precious metals;

♦	demand from investors seeking stability and protection from economic uncertainties as well as speculators expressing a view on gold prices;

♦	levels of production and production costs;

♦	actions by or involving mining companies; and

♦	short-term changes in supply and demand because of trading activities in the relevant market.

♦

Even though the underlying asset is traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the underlying asset is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the underlying asset is traded. To the extent that U.S. markets are closed while the market for the underlying asset remains open, significant price and rate movements may take place in such market that will not be reflected immediately in the price of the Notes on such U.S. market.

♦

The historical performance of the spot price of the underlying asset should not be taken as an indication of the future performance of the spot price of the underlying asset during the term of the Notes — It is impossible to predict whether the spot price of the underlying asset will rise or fall. The spot price of the underlying asset will be influenced by complex and interrelated political, economic, financial and other factors.

♦

Legal and regulatory risks — Legal and regulatory changes could adversely affect the spot price of the underlying asset. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to the spot price of the underlying asset, but any such action could cause unexpected volatility and instability in precious metals markets with a substantial and adverse effect on the performance of the underlying asset and, consequently, on the value of the Notes.

♦

The calculation agent can postpone the determination of the final spot price and the maturity date, if a market disruption event occurs on the final valuation date — If the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date, the final valuation date will be postponed until the first business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the relevant spot price of the underlying asset on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than seven business days. As a result, the maturity date for the Notes could also be postponed.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the spot price of the underlying asset is not available on the last possible day that qualifies as the final valuation date, either because of a market disruption event or for any other reason, the calculation agent will make an estimate of the spot price of the underlying asset that would have prevailed in the absence of the market disruption event or such other reason. See “Market Disruption Event” on page PS-22 of the product supplement.

♦

Owning the Notes is not the same as owning the underlying asset — Owning the Notes is not the same as owning the underlying asset. The return on your Notes may not reflect the return you would realize if you actually purchase an exchange contract on the underlying asset.

♦

No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the spot price of the underlying asset will rise or fall. There can be no assurance that the final spot price will rise above the initial spot price or that the final spot price will not fall below the trigger spot price. The final spot price will be influenced by complex and interrelated political, economic, financial and other factors. You should be willing to accept the risks of losing a significant portion of your initial investment.

♦

There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.

♦

Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the spot price of the underlying asset and the expected spot price volatility of the underlying asset; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.

♦

There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC, will, among other things, decide the amount paid out to you on the Note offering at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page PS-26 of the product supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlying asset has occurred or is continuing on a day when the calculation agent will determine the final spot price for a particular underlying asset. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Note offering and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.

♦

The business activities of UBS or its affiliates may create conflicts of interest — UBS and its affiliates may engage in business related to the underlying asset that are not for the account of holders of the Notes or on their behalf. These trading activities might present a conflict between the holders’ interest in the Notes and the interest of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.

♦

Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the spot price of the underlying asset or the value of the Notes.

♦

You must rely on your own evaluation of the merits of an investment linked to the underlying asset — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in the underlying asset. These views are sometimes communicated to clients who participate in precious metals markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in precious metals market may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in precious metals markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the precious metals markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future spot price of the underlying assets.

♦

Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 10.

♦

Prices of commodities are characterized by high and unpredictable volatility — Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors. The prices of commodities may be highly cyclical and are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the Notes to be more volatile than the values of such traditional securities.

♦

The price of a precious metal may change unpredictably, affecting the value of your Notes in unforeseeable and potentially negative ways — The market for bullion is global, and the price of precious metals is subject to volatile price movements over short periods of time and is affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system; investor and speculator demands; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which precious metal prices are generally quoted; interest rates; precious metal borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other events. It is not possible to know the aggregate effect of all or any combination of these factors. These factors may affect the price of precious metals and, therefore, the value of your Notes in varying, unpredictable and potentially negative ways.

♦

On the final valuation date, the price of the precious metal may be determined by the London Bullion Market Association (“LBMA”), and there are certain risks relating to the price being determined by the LBMA — On the final valuation date, your payment at maturity will be based on the price of a precious metal, which will be determined by reference to fixing levels reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon fixing level in U.S. dollars per troy ounce which could adversely affect the value of the Notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon fixing level. For additional information, see the information set forth under “Precious Metals” in the currency and commodity supplement.

You are urged to review “Risk Factors” in the product supplement for a general description of the risks related to an investment in the Notes.

Hypothetical Examples and Return Table of the Notes at Maturity

The examples and table below illustrate the payment at maturity for a $1,000 Note on a hypothetical offering of the Notes in different hypothetical scenarios, with the following assumptions (the actual terms for the Notes will be set on the trade date; amounts have been rounded for ease of analysis):

Investment Term:	Approximately 53 weeks
Initial spot price:	$1,784.00
Trigger Spot Price:	85.00%
Maximum Gain:	20.50%
Range of Spot Price Performance:	100% to -100%

Hypothetical Final Spot Price	Hypothetical Asset Return	Payment at Maturity per Note	Total Return of Note at Maturity
$3,568.00	100.00%	$1,205.00	20.50%
$2,676.00	50.00%	$1,205.00	20.50%
$2,497.60	40.00%	$1,205.00	20.50%
$2,319.20	30.00%	$1,205.00	20.50%
$2,149.72	20.50%	$1,205.00	20.50%
$2,140.80	20.00%	$1,200.00	20.00%
$2,051.60	15.00%	$1,150.00	15.00%
$1,962.40	10.00%	$1,100.00	10.00%
$1,873.20	5.00%	$1,050.00	5.00%
$1,784.00	0.00%	$1,000.00	0.00%
$1,694.80	-5.00%	$1,000.00	0.00%
$1,605.60	-10.00%	$1,000.00	0.00%
$1,516.40	-15.00%	$1,000.00	0.00%
$1,427.20	-20.00%	$800.00	-20.00%
$1,248.80	-30.00%	$700.00	-30.00%
$1,070.40	-40.00%	$600.00	-40.00%
$892.00	-50.00%	$500.00	-50.00%
$713.60	-60.00%	$400.00	-60.00%
$535.20	-70.00%	$300.00	-70.00%
$356.80	-80.00%	$200.00	-80.00%
$178.40	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

Example 1 — On the final valuation date, the final spot price is 5.00% above the initial spot price. Since the asset return is positive and is less than the maximum gain, UBS will pay you the asset return, or a 5.00% total return, and the payment at maturity per $1,000 principal amount of the Notes will be calculated as follows:

$1,000.00 + ($1,000.00 × 5.00%) = $1,050.00

Example 2 — On the final valuation date, the final spot price is 35.00% above the initial spot price. Since the asset return of 35.00% is more than the maximum gain of 20.50%, UBS will pay you the principal amount plus a return equal to the maximum gain of 20.50%, and the payment at maturity per $1,000 principal amount of the Notes will be calculated as follows:

$1,000.00 + ($1,000.00 × 20.50%) = $1,205.00

Example 3 — On the final valuation date, the final spot price is 5.00% below the initial spot price. Since the asset return is negative but the final spot price is greater than the 85.00% trigger spot price, UBS will repay the full principal amount and the payment at maturity is equal to $1,000 per Note.

Example 4 — On the final valuation date, the final spot price is 30.00% below the initial spot price. Since the asset return is negative and the final spot price is less than the 85.00% trigger spot price, UBS will pay you less than the full principal amount and the payment at maturity per Note is as follows:

$1,000.00 + ($1,000.00 ×-30.00%) = $700.00

Accordingly, if the final spot price is below the trigger spot price, UBS will pay you less than the full principal amount, if anything, resulting in a loss on your initial investment that is proportionate to the negative asset return. You may lose up to 100% of your principal.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations — Non-Currency Linked Notes that it Would be Reasonable to Treat as Derivative Contracts” beginning on page PS-49 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes and such gain or loss would be treated as long-term if you have held the Notes for more than one year at the time of sale or maturity.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-50 of the product supplement.

The Internal Revenue Service, for example, might assert that Section 1256 of the Internal Revenue Code should apply to your Notes or that any long-term gain on the Notes should be taxed at the special rate applicable to collectibles.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations — Non-Currency Linked Notes that it Would be Reasonable to Treat as Derivative Contracts” beginning on page PS-49 of the product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent proposed in future regulations when finalized, entities) that own “specified foreign financial assets” in excess of a specified threshold may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Non-United States Holders. If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your Notes or be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status, including providing an IRS Form W-8BEN. Gain from the sale or exchange of a Note or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. However, the IRS has issued proposed regulations extending the FATCA “grandfathering” date such that FATCA withholding tax would not apply to any payment made under obligations outstanding on January 1, 2013 (and not materially modified after December 31, 2012). If these proposed regulations are adopted in their current form and the Notes are not materially modified, FATCA withholding generally should not be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and the above description is based on proposed regulations and interim guidance. Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Historical Gold Spot Price

The following graph shows the performance of the underlying asset at the end of each month in the period from October 5, 2002 through October 5, 2012. As of October 5, 2012, at approximately 10:45 a.m., New York City time, the underlying asset spot price was obtained from Bloomberg L.P., without independent verification: the spot price of gold was $1,784.00. The actual initial spot price of the underlying asset will be determined on the trade date as described in “Initial Spot Price” on page 4. The historical performance of the underlying asset should not be taken as an indication of future performance, and no assurance can be given as to the spot price of the underlying asset on any given day.

Supplemental Plan of Distribution

We will agree to sell to JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates (the “Agents”) and the Agents will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this free writing prospectus.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We will agree to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.